Exhibit F*
Certification Pursuant to 18 U.S.C. Section 1350,
as enacted by Section 906 of the Sarbanes-Oxley act of 2002
In connection with the Annual Report on Form 40-F of Fording Canadian Coal Trust (the “Company”) for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Boyd Payne, the President and R. James Brown, the Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: March 14, 2008

/s/ Boyd Payne
Boyd Payne, President in his capacity as
principal executive officer of the Fording Canadian Coal Trust

/s/ R. James Brown
R. James Brown, Vice-President and Chief
Financial Officer in his capacity as principal financial officer of the Fording Canadian Coal Trust

* This exhibit is “furnished” and not “filed” for the purposes of Section 18 of the Exchange Act.